UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CARDINAL ETHANOL, LLC

(Name of Issuer)

Limited Liability Company Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Miranda L. Hughes
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original an five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required int he remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 2 of 7
(1)	NAMES OF REPORTING PERSONS Robert N. Baker
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, BK, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 612
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER 612
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.69%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 14,606 units of membership interest outstanding as of August 2, 2019, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 3 of 7
(1)	NAMES OF REPORTING PERSONS Stephen L. Clark Family Partnership, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Percentage calculated based on 14,606 units of membership interest outstanding as of August 2, 2019, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 4 of 7
(1)	NAMES OF REPORTING PERSONS Clark Family General, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Percentage calculated based on 14,606 units of membership interest outstanding as of August 2, 2019, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 5 of 7
(1)	NAMES OF REPORTING PERSONS Stephen L. Clark
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 14,606 units of membership interest outstanding as of August 2, 2019, as reported by Cardinal Ethanol, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2013 (the “Original Statement”), relates to the membership units of Cardinal Ethanol, LLC, an Indiana limited liability company. Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The address of the principal business and office of the Partnership and CFG is 1717 N. Waterfront Parkway, Wichita, KS 67206.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Baker purchased, over a four year period, an additional 145 Units from other members of the Issuer, since the Original Statement was filed.  The source of funding was personal funds of Baker with regard to the $1,831,953.00 which represents the total aggregate purchase price paid for the 145 Units.

Baker purchased an additional 82 Units from one member of the Issuer on September 1, 2019 for $7,500 per Unit, for a purchase price of $615,000. The source of funding was a loan with regard to the total purchase price. Baker borrowed the funds from Vantage Bank Kansas (the “Bank”) on August 22, 2019. The loan was made in the ordinary course of business of the Bank. Reference is made to Exhibit 99.2 filed under Item 7, which is incorporated herein by reference.

Baker intends to use the remainder of his $750,000 loan from the Bank to purchase additional Units from members of the Issuer subsequent to the purchase on September 1, 2019.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Baker intends to use the remainder of his $750,000 loan from the Bank to purchase additional Units from members of the Issuer subsequent to the purchase on September 1, 2019. Baker does not have any other plans or proposals which relate or would result in the actions described in subsections (b) through (j) of item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Baker beneficially owns 1,562 Units or 10.69% of the outstanding Units of the Issuer (calculated based on 14,606 Units outstanding as of August 2, 2019 as reported on its Form 10-Q for the quarterly period ended June 30, 2019). These 1,562 Units include 950 Units which Baker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) with the Partnership, CFG and Clark as described in the Original Statement. Baker has sole power to vote and dispose of the remaining 612 Units.

Item 7. Material to be Filed as Exhibits.

Exhibit No.    Description

99.1    Joint Filing Statement

99.2    Promissory Note for the benefit of Vantage Bank Kansas dated August 22, 2019

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete, and correct.

Date: September 3, 2019	/s/ Robert Baker
Robert Baker, Individually

STEPHEN L. CLARK FAMILY PARTNERSHIP, LP

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager of Clark Family General, LLC which is the General Partner of the Partnership

CLARK FAMILY GENERAL, LLC

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager

/s/ Stephen L. Clark
Stephen L. Clark, Individually